

August 4, 2011

Steve Bonenberger
Principal Executive Officer and Principal Financial Officer
Angel Acquisition Corp.
1802 N. Carson Street, No 212-275
Carson City, Nevada 89701

> **Re:** **Angel Acquisition Corp.**
> **Form 10-K**
> **Filed April 11, 2011**
> **File No. 000-32829**

Dear Mr. Bonenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 7 – Property Held For Resale, page F-13

1. We note that you have a property classified as held for sale since April 2009. Given that the property has been classified as held for sale in excess of a year, tell us how you have considered the guidance in ASC Topic 360-10-45-9 in concluding that the current classification is appropriate.

Note 13 – Debt Forgiveness, page F-16

2. Please provide us with a detailed description of the settlement agreement with the holder of your convertible debt. In your response, tell us whether the holder was a related party. Additionally, explain to us whether the holder received any compensation in exchange for entering into the agreement.

Note 14 – Subsequent Events, page F-16

3. We note your disclosure that the company does not have sufficient authorized shares to settle the conversion of preferred shares issued to the Company's Chairman. Explain to us how you determined you were able to issue the preferred stock given the lack of available authorized common shares and tell us whether the company has any plans to authorize additional common stock. In addition, please provide us with a schedule detailing all common and preferred stock issuances during the two year period ended December 31, 2010. In your analysis, tell us whether the shares issued were registered or unregistered. To the extent the shares were registered, tell us the date of the initial registration and the total remaining registered but unissued shares remaining after each issuance. To the extent the shares were unregistered, tell us the specific exemption from registration relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief